SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

For the month of                     May  , 1996
                ----------------------------------------------------------------

                          GST Telecommunications, Inc.
- --------------------------------------------------------------------------------
                 (Translation of Registrant's Name Into English)



                            999 West Hastings Street
                                   Suite 1030
                           Vancouver, British Columbia
                                 CANADA V6C 2W2
- --------------------------------------------------------------------------------
                    (Address of Principal Executive Offices)


         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).


         Form 20-F   /X/                             Form 40-F / /

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).


         Yes        / /                              No   /X/

Province of                                                     QUARTERLY REPORT
British Columbia

BRITISH COLUMBIA SECURITIES COMMISSION                                   FORM 61
- --------------------------------------------------------------------------------
INSTRUCTIONS
This report is to be filed by Exchange Issuers within 60 days of the end of their first, second and third fiscal quarters and within 140 days of the end of their fourth fiscal quarter. Three schedules (typed) are to be attached to this report as follows:

SCHEDULE A:  FINANCIAL INFORMATION
Financial information prepared in accordance with generally accepted accounting principles for the fiscal year-to-date, with comparative information for the corresponding period of the preceding fiscal year. This financial information should consist of the following:

For the first, second and third fiscal quarters:
An interim financial report presented in accordance with Section 1750 of the C.I.C.A. Handbook. This should include a summary income statement (or a statement of deferred costs) and a statement of changes in financial position. A summary balance sheet is also to be provided.

For the fourth fiscal quarter (year end):
Annual audited financial statements.

SCHEDULE B:  SUPPLEMENTARY INFORMATION
The supplementary information set out below is to be provided when not included in Schedule A.

1.   For the current fiscal year-to-date:
     Breakdown, by major category, of those expenditures and costs which are included in the deferred costs, exploration and development expenses, cost of sales or general and administrative expenses set out in Schedule A. State the aggregate amount of expenditures made to parties not at arm's length from the issuer.

2.   For the quarter under review:
     (a) Summary of securities issued during the period, including date of issue, type of security (common shares, convertible debentures, etc.), type of issue (private placement, public offering, exercise of warrants, etc.), number, price, total proceeds, type of consideration (cash, property, etc.), and commission paid.
     (b) Summary of options granted, including date, number, name of optionee, exercise price and expiry date.

   3.As at the end of the quarter:
     (a) Particulars of authorized capital and summary of shares issued and outstanding.
     (b) Summary of options, warrants and convertible securities outstanding, including number or amount, exercise or conversion price and expiry dates.
     (c)  Total number of shares in escrow or subject to a pooling agreement.
     (d)  List of directors.

SCHEDULE C:  MANAGEMENT DISCUSSION
Review of operations in the quarter under review and up to the date of this report, including brief details of any significant event or transaction which occurred during the period. The following list can be used as a guide but is not exhaustive;
     Acquisition or abandonment of resource properties, acquisition of fixed assets, financings and use of proceeds, management changes, material contracts, material expenditures, transactions with related parties, legal proceedings, contingent liabilities, default under debt or other contractual obligations, special resolutions passed by shareholders. Specifically, the managment discussion must include:
     (a)  disclosure of and reasons for any material differences in the actual use of proceeds from the previous disclosure by the issuer regarding its intended use of proceeds; and
     (b)
  a brief summary of the investor relations activites undertaken by or on behalf of the issuer during the quarter and disclosure of the matiral terms of any investor relation arrangements or contracts entered into by the issuer during the quarter.
- --------------------------------------------------------------------------------
ISSUER DETAILS                 ISSUER TELEPHONE NO.  FOR QUARTER  DATE OF REPORT
NAME OF ISSUER                                          ENDED        Y/M/D

GST Telecommunications, Inc.   (360) 254-4700         96/03/31       96/05/15
- --------------------------------------------------------------------------------
ISSUER'S ADDRESS               PROVINCE                              POSTAL CODE

4317 NE Thurston Way           Vancouver, WA                         98662
- --------------------------------------------------------------------------------
CONTACT PERSON                 CONTACT'S POSITION                 TELEPHONE NO.

Robert H. Hanson               Chief Financial Officier           (307) 527-6048
- --------------------------------------------------------------------------------
CERTIFICATE
The three schedules required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.

- --------------------------------------------------------------------------------
DIRECTOR'S SIGNATURE           PRINT FULL NAME                    DATE SIGNED
                                                                  Y/M/D

/s/ Robert H. Hanson           Robert Hanson                      96/05/15


DIRECTOR'S SIGNATURE           PRINT FULL NAME                    DATE SIGNED
                                                                  Y/M/D

/s/ W. Gordon Blankstein       W. Gordon Blankstein               96/05/15

GST TELECOMMUNICATIONS, INC.
Consolidated Balance Sheets
(stated in U.S. dollars)
March 31, 1996 and 1995
(Unaudited)

- ------------------------------------------------------------------------------------------------------------
                                                                               March 31          March 31
                                                                                 1996              1995
- ------------------------------------------------------------------------------------------------------------
ASSETS

Current Assets:
       Cash and Cash equivalents                             $                136,350,723         5,406,023
       Accounts Receivable                                                      3,334,821         2,369,259
       Other Receivables                                                        5,022,275                 0
       Notes Receivable                                                           548,178           770,903
       Marketable Securities                                                    5,525,135         1,989,994
       Inventory                                                                  947,199           357,243
       Prepaid Expense                                                          1,739,495           389,481
- ------------------------------------------------------------------------------------------------------------
                                                                              153,467,826        11,282,903

Notes Receivable                                                                  744,187           328,993

Investment in Joint Ventures                                                    2,255,710         3,214,059

Other Investments                                                                       0           100,984

Property and Equipment, Net                                                    58,321,711        15,369,031

Other Assets, Net                                                              20,910,741        10,096,024

Deferred Financing Costs, Net                                                   8,583,880           623,558
- ------------------------------------------------------------------------------------------------------------

                                                             $                244,284,055        41,015,552
============================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:
       Accounts Payable and Accrued Liabilities              $                 11,332,973         5,196,287
       Short Term Payable                                                       2,106,894           846,573
       Deferred Revenue                                                           303,788           181,496
- ------------------------------------------------------------------------------------------------------------
                                                                               13,743,655         6,224,356

Deferred Income Taxes                                                                   0            21,368

Long Term Debt                                                                205,543,985         8,614,091

Non-controlling Interest in Subsidiaries                                        3,040,160         2,626,455

Shareholders' Equity
       Share Capital                                                           57,671,876        28,846,930
       Committment to Issue Shares                                                747,026         1,494,051
       Deficit                                                                 36,462,647         6,811,699
       -----------------------------------------------------------------------------------------------------
                                                                               21,956,255        23,529,282
       -----------------------------------------------------------------------------------------------------

                                                      $                       244,284,055        41,015,552
============================================================================================================

Approved by the Board of Directors:

/s/ ROBERT H. HANSON                                  Director
- ------------------------------------------------------

/s/ W. GORDON BLANKSTEIN                              Director
- ------------------------------------------------------

GST TELECOMMUNICATIONS, INC.
Consolidated Statement of Operations and Deficit
(stated in U.S. dollars)
For the Six Months ended March 31, 1996 and 1995
(Unaudited)

- ------------------------------------------------------------------------------------------------------------
                                                                            March 31          March 31
                                                                              1996              1995
- ------------------------------------------------------------------------------------------------------------
Revenues:
       Telecommunication Services                            $                 11,534,405         3,214,195
       Telecommunication Product                                                3,327,972         1,973,183
- ------------------------------------------------------------------------------------------------------------
                                                                               14,862,377         5,187,378
- ------------------------------------------------------------------------------------------------------------

Cost of Goods Sold/Services:
       Telecommunication Services                                              12,089,515         2,270,404
       Telecommunication Product                                                1,488,757           700,930
- ------------------------------------------------------------------------------------------------------------
                                                                               13,578,272         2,971,334
- ------------------------------------------------------------------------------------------------------------

Gross Margin                                                                    1,284,105         2,216,044
- ------------------------------------------------------------------------------------------------------------

Operating Expenses
       Audit and Legal                                                          1,349,563           328,845
       General,Selling and Administration                                       7,997,310         2,064,514
       Marketing, Travel, and Promotion                                         2,396,712         1,002,724
       Research and Development                                                   599,653           558,321
- ------------------------------------------------------------------------------------------------------------
                                                                               12,343,238         3,954,404
- ------------------------------------------------------------------------------------------------------------

Loss from Operations before Depreciation
       and Amortization                                                        11,059,133         1,738,360

       Depreciation and Amortization                                            3,459,226           724,252
- ------------------------------------------------------------------------------------------------------------

Loss from Operations                                                           14,518,359         2,462,612
- ------------------------------------------------------------------------------------------------------------

Other Expenses (Income):
       Interest Income                                                         (2,396,758)         (145,223)
       Interest Expense                                                         7,968,288            68,404
       Foreign Exchange (Income)/Loss                                             (18,173)            6,000
       Loss from Joint Ventures                                                   603,307           305,611
       Other Non-op Expense                                                        53,833           200,880
- ------------------------------------------------------------------------------------------------------------
                                                                                6,210,497           435,672
- ------------------------------------------------------------------------------------------------------------

Loss before Income Taxes
       and Non-controlling Interest                                            20,728,856         2,898,284

Income Tax Expense                                                                 17,916           (37,779)
- ------------------------------------------------------------------------------------------------------------

Loss before Non-controlling Interest
       in Income of Subsidiaries                                               20,746,772         2,860,505

Non-controlling Interest in Loss of Subsidiaries                                 (239,028)         (689,005)
- ------------------------------------------------------------------------------------------------------------

Loss for the Period                                                            20,507,744         2,171,500

Deficit, Beginning of Period                                                   15,954,903         4,640,199
- ------------------------------------------------------------------------------------------------------------

Deficit, End of Period                                $                        36,462,647         6,811,699
============================================================================================================

Loss per Share                                        $                              1.04              0.17

============================================================================================================

GST TELECOMMUNICATIONS, INC.
Consolidated Statements of Changes in Financial Position
(stated in U.S. dollars)
For the Six Months ended March 31, 1996 and 1995
(Unaudited)

- ------------------------------------------------------------------------------------------------------------
                                                                            March 31          March 31
                                                                              1996              1995
- ------------------------------------------------------------------------------------------------------------
Cash provided by (used in)

Operations:
       Loss for the Period                            $                       (20,507,744)       (2,171,500)
       Items not involving Cash:
           Non-controlling Interest in Loss of Subsidiaries                      (239,028)         (689,005)
           Loss from Joint Venture                                                603,307           305,611
           Accretion of Interest & Deferred Financing Amortization              7,381,746                 0
           Amortization and Depreciation                                        3,459,226           724,252
       -----------------------------------------------------------------------------------------------------
                                                                               (9,302,493)       (1,830,642)
       -----------------------------------------------------------------------------------------------------

       Changes in Non-cash Operating Working Capital:
            Accounts Receivable                                                (4,051,430)         (947,945)
            Notes Receivable                                                     (468,783)        4,438,461
            Inventory                                                            (560,110)           17,269
            Prepaid Expenses                                                   (1,082,328)         (254,700)
            Accounts Payable and Accrued Liabilities                           (1,976,359)        3,094,346
            Deferred Revenue                                                      (96,504)           47,557
       -----------------------------------------------------------------------------------------------------
                                                                               (8,235,514)        6,394,988
       -----------------------------------------------------------------------------------------------------

       Cash provided by (used in) Operations                                  (17,538,007)        4,564,346
       -----------------------------------------------------------------------------------------------------

Financing Activities:
       Issuance of Common Stock and Exercise of Warrants                        6,314,474         5,266,265
       Deferred Financing Costs                                                (7,989,406)         (553,909)
       Sale of Shares of a Subsidiary                                                   0           300,000
       Proceeds from Long Term Debt                                           180,001,683         8,614,091
       Principal Payments on Long Term Debt                                      (546,508)                0
       -----------------------------------------------------------------------------------------------------
                                                                              177,780,243        13,626,447
- ------------------------------------------------------------------------------------------------------------

Investments:
       Acquisition of subsidiaries, net of cash acquired                           11,102                 0
       Purchase/Sale of Marketable Securities                                  (4,654,511)       (1,147,386)
       Acquisition of Property and Equipment                                  (24,089,253)      (11,236,968)
       Other Investments                                                                0          (297,279)
       Purchase of Other Assets                                                (1,172,083)       (4,321,730)
       -----------------------------------------------------------------------------------------------------
                                                                              (29,915,847)      (17,003,363)
       -----------------------------------------------------------------------------------------------------

Increase (Decrease) in Cash                                                   130,326,389         1,187,430

Cash, Beginning of Period                                                       6,024,334         4,218,593
- ------------------------------------------------------------------------------------------------------------

Cash, End of Period                                   $                       136,350,723         5,406,023
============================================================================================================

GST TELECOMMUNICATIONS, INC.
QUARTERLY REPORT

FOR THE QUARTER ENDED MARCH 31, 1996

- --------------------------------------------------------------------------------
Schedule B: Supplementary Information
- --------------------------------------------------------------------------------

1. During the six months ended March 31, 1996, $ 94,999.98 (U.S. funds) was paid to a company owned by a director for consulting services.

2.   During the quarter ended March 31, 1996:

     a)   Securities issued:

          Jan. 5/96 - 168,249 common shares issued @ $4.44 (US funds) per share for deemed value of $747,026 (US funds). re: Second Installment to NACT Minority Shareholders.

          Feb. 20/96 - 4,500 common shares issued @ $10.00 (CDN funds) per share for cash proceeds of $32,715 (US funds). re: Exercise of warrants.

          Feb. 22/96 - 2,000 common shares issued @ $10.00 (CDN funds) per share for cash proceeds of $14,540 (US funds). re: Exercise of warrants.

          Feb. 29/96 - 4,000 common shares issued @ $10.00 (CDN funds) per share for cash proceeds of $29,080 (US funds). re: Exercise of warrants.

          Mar. 1/96 - 6,000 common shares issued @ $ 8.00 (US funds) per share for deemed value of $48,000 (US funds). re: Aquisition of Reservations Inc. (Hawaii On Line).

          Mar. 4/96 - 2,000 common shares issued @ $10.00 (CDN funds) per share for cash proceeds of $14,582 (US funds). re: Exercise of warrants.

          Mar. 7/96 - 1,876 common shares issued @ $ 3.55 (US funds) per share for cash proceeds of $6,660 (US funds). re: Exercise of stock options.

          Mar. 7/96 - 1,500 common shares issued @ $ 4.25 (US funds) per share for cash proceeds of $6,375 (US funds). re: Exercise of stock options.

          Mar. 12/96 - 23,983 common shares issued @ $10.00 (CDN funds) per share for cash proceeds of $175,268 (US funds). re: Exercise of warrants.

          Mar. 21/96 - 150 common shares issued @ $4.25 (US funds) per share for cash proceeds of $637 (US funds). re: Exercise of stock options.

          Mar. 21/96 - 12,500 common shares issued @ $10.00 (CDN funds) per share for cash proceeds of $91,775 (US funds). re: Exercise of warrants.

          Mar. 25/96 -11,500 common shares issued @ $10.00 (CDN funds) per share for cash proceeds of $84,445 (US funds). re: Exercise of warrants.

          Mar. 26/96 - 68,792 common shares issued @ $10.00 (CDN funds) per share for cash proceeds of $505,140 (US funds). re: Exercise of warrants.

          Mar. 28/96 - 21,500 common shares issued @ $10.00 (CDN funds) per share for cash proceeds of $157,659 (US funds). re: Exercise of warrants.

          Mar. 29/96 - 665,000 common shares issued @ $10.00 (CDN funds) per share for cash proceeds of $4,909,135 (US funds). re: Exercise of warrants.

     b)   Options granted:

          235,000 options granted @ $6.75 (US funds) per share. Issued as of January 5, 1996 for the 1996 employee stock option plan. Expiration date of January 4, 2001.

          Warrants granted:

          300,000 warrants granted @ $6.75 (US funds) per share. Issued as of October 1, 1995. Expiration date of September 30, 2000.

3.   As at March 31, 1996:

     (a)  Share Capital

          An unlimited number of common shares without nominal or par value issued: 20,824,901 common shares for $ 57,671,876 (U.S. funds).

     (b)  Outstanding options, warrants and convertible securities:

                                            Exercise/
      Description      # Common            Conversion             Expiration
      of Securities    Shares Issuable        Price                  Date
      -------------------------------------------------------------------------

       Options            350,650         $4.25 U.S.            Jun. 23/97
       Options             10,000         $4.50 U.S.            Oct. 3/97
       Options             40,000         $4.38 U.S.            Feb. 21/98
       Options            193,140         $5.00 U.S.            Feb. 28/99
       Options             50,000         $5.00 U.S.            Aug. 16/99
       Options             38,942         $3.55 U.S.            Jan. 4/2000
       Options            925,000         $6.75 U.S.            Sept. 21/2000
       Options            235,000         $6.75 U.S.            Jan. 4 /2001
       Warrants           250,000         $5.52 U.S.            Oct. 23/96
       Warrants           125,000         $5.62 U.S.            Apr. 26/97
       Warrants           300,000         $6.75 U.S.            Sept. 30/2000

      There is a right outstanding to purchase 250,000 units at a price per unit equal to the average Common Share price for the 30 trading days preceding the date of the purchase of the units. The units are comprised of one Common Share and one-half of a share purchase warrant exercisable for two years at a price equal to 120% of the unit purchase price.

     (c)  Total shares in escrow or subject to pooling: 1,750,000.

     (d)  List of Directors

                Ian Watson
                Robert H. Hanson
                Peter Legault
                W. Gordon Blankstein
                Jack Armstrong
                John Warta
                Takashi Yoshida
                Thomas E. Sawyer
                Stephen Irwin


- --------------------------------------------------------------------------------
Schedule C :  Management Discussion
- --------------------------------------------------------------------------------

1)   See attached schedule

2) Cost of Sales for the period ended March 31, 1996 comprised of the following:

Beginning Inventory October 1, 1995                $             387,089

Carrier Usage                          $  8,852,470
Engineering and Operations                2,531,300
Direct Materials                          2,023,343
Direct Labor                                441,719
Overhead                                    289,550           14,138,382
                                        ---------------------------------
                                                              14,525,471

Ending Inventory at March 31, 1996                               947,199
                                                    ---------------------

Cost of Goods Sold                                $           13,578,272
                                                   =====================

GST TELECOMMUNICATIONS, INC.
Audit & Legal Expense Detail
(Stated in U.S. Dollars)
For the six months ended March 31, 1996
(unaudited)


               Accounting Fees                         $  109,871
               Legal Fees                              $  506,284
               Consulting Fees                         $  542,718
               Outside Services                        $  123,177
               Salaries & Benefits                     $   51,143
               Travel & Entertainment                  $    5,339
               Miscellaneous                           $   11,031

                                                       ----------
                                                       $1,349,563
                                                       ==========

GST TELECOMMUNICATIONS, INC.
General & Administrative Expense Detail
(Stated in U.S. Dollars)
For the six months ended March 31, 1996
(unaudited)


               Salaries & Benefits                     $3,750,067
               Customer Service                        $  464,771
               Office Facilities & Expense             $2,878,550
               Telephone                               $  233,478
               Other Operating Costs                   $  470,335
               Finance                                 $  200,109

                                                       ----------
                                                       $7,997,310
                                                       ==========

GST Telecommunications, Inc.
Sales & Marketing Expense Detail
(Stated in U.S. Dollars)
For the six months ended March 31, 1996
(unaudited)


               Salaries and Benefits                   $1,159,799
               Advertising                             $  283,338
               Marketing                               $  108,152
               Travel -  Lodging and Meals             $  389,895
               Shareholder Information                 $   26,143
               Promotion                               $  204,159
               Miscellaneous                           $  225,226

                                                       ----------
                                                       $2,396,712
                                                       ==========

GST Telecommunications, Inc.
Research & Development Expense Detail
(Stated in U.S. Dollars)
For the six months ended March 31, 1996
(unaudited)

               Salaries & Wages                        $ 454,933
               Fringe Benefits                         $  63,691
               Payroll & Other Taxes                   $  50,043
               Legal & Accounting                      $    --
               Travel & Entertainment                  $   6,888
               Office Expenses & Supplies              $   5,147
               Telephone & Other Utilties              $  30,302
               Buidling Lease                          $  12,524
               Building & Equipment Maintenance        $   3,380
               Public Relations                        $    --
               Research & Development                  $  18,776
               Advertising                             $    --
               Consulting                              $  25,150
               Other Selling Expenses                  $    --
               Corporate Overhead Allocation           $  17,596
               Less:  Capitalized Expenses             $ (88,777)

                                                       ----------
                                                       $ 599,653
                                                       =========

SCHEDULE C
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

         REVENUES. Revenues for the six months ended March 31, 1996 increased $9,674,999, or 186.5%, to $14,862,377 from the six months ended March 31, 1995.
The increase resulted from a $8,320,210, or 258.9%, increase in telecommunications services revenues and a $1,354,789, or 68.7%, increase in telecommunications product revenues of the Company's wholly-owned subsidiary, National Applied Computer Technologies, Inc. ("NACT"). Telecommunications service revenues increased primarily as a result of wholesale and carrier revenues of the Company's wholly-owned subsidiary, GST Net, Inc., which provides long distance and other services, and long distance and other service revenues of International Telemanagement Group, Inc. ("ITG"), which was acquired effective May 1, 1995. The 1995 period preceded the date of acquisition. The increase in telecommunications services revenues also was attributable to other long distance operations of the Company, including those of its wholly-owned subsidiary, Wasatch International Network Services, Inc., and increased revenues generated by the Company's competitive access networks. The Company also experienced increases in product revenues due to increased unit sales of telecommunications switching and network management and billing systems at NACT. The gross profit margin with respect to NACT's manufacturing operations was 55.3% for the six months ended March 31, 1996, compared to 64.5% for the six months ended March 31, 1995.

         COST OF GOODS/SERVICES SOLD. Total cost of goods/services sold increased $10,606,938 to $13,578,272, or 91.4% of total revenues, for the six months ended March 31, 1996 from $2,971,334, or 57.3% of total revenues, for the six months ended March 31, 1995. Product cost of goods sold increased to $1,488,757, or 44.7% of product revenues, for the six months ended March 31, 1996 from $700,930, or 35.5% of product revenues, for the six months ended March 31, 1995. Cost of services was $12,089,515, or 104.8% of telecommunications revenues for the six months ended March 31, 1996, compared to $2,270,404, or 70.6% for the six months ended March 31, 1995. The cost of telecommunications revenues sold exceeded revenues from such services in the 1996 period principally because of the fact that many of the Company's competitive access networks continue to incur service costs which exceeded revenues, a characteristic of networks in the early stages of operations. Although the Company expects that cost of services will decrease as a percentage of total telecommunications services revenues as the Company expands its telecommunications services businesses, the Company expects that total costs of goods/services sold will increase as a percentage of total revenues as telecommunications services revenues become an increasing percentage of total revenues.

         OPERATING EXPENSES. Total operating expenses for the six months ended March 31, 1996 increased by $8,388,834 and as a percentage of revenues increased from 76.2% to 83.1%, principally as a result of higher salary and benefit costs incurred during the period as the Company continues to add a significant number of sales, marketing and management employees. Also contributing to the increase was a higher level of legal, audit, travel and other expenses associated with the Company's financing and investing activities. The Company expects salary and benefit costs to continue to increase as it continues to expand its network operations. Research and development expenditures of NACT remained relatively constant, but decreased as a percentage of telecommunications product revenue from 28.3% to 18.0% as revenues increased.

         DEPRECIATION AND AMORTIZATION. Depreciation and amortization increased to $3,459,226 during the six months ended March 31, 1996 from $724,252 during the 1995 period, principally as a result of the increased provision of depreciation occasioned by a higher asset base than existed in the prior period. The Company expects that depreciation will continue to increase as it continues to expand its network operations and implements its switched and enhanced services strategy.

         OTHER EXPENSES. Other expenses increased to $6,210,497 during the six month period ended March 31, 1996 from $435,672 from the 1995 period, principally as a result of an increase in interest expense due to the $180 million private placement of debt securities that the Company completed in December 1995. To a lesser extent, the increase was influenced by higher losses from joint ventures. The foregoing expenses were offset, to some degree, by an increase of $2,251,535 in interest income, as a result of the investment of the proceeds of the aforementioned debt financing.

LIQUIDITY AND CAPITAL RESOURCES

         The Company has incurred significant operating and net losses and negative EBITDA as a result of the development and operation of its networks and other capital expenditures. The Company expects that such losses and negative EBITDA will continue to increase as the Company emphasizes the development, construction and expansion of its networks and builds its customer base and that cash provided by operations will not be sufficient to fund the expansion and development of its networks, the implementation of its switched and enhanced services strategy and the expansion of its other telecommunications products and services.

         Net cash provided by equity issuances pursuant to the exercise of options and warrants was $6,323,261 for the six months ended March 31, 1996. With the exception of NACT, the Company does not generate positive EBITDA from its operating activities. The Company intends to retain the cash flow derived from NACT's operations to fund NACT's expanded research and development, manufacturing and sales and marketing.

         The Company made capital expenditures of $24,089,253 in the six months ended March 31, 1996 and $11,236,968 in the six months ended March 31, 1995.

         To date, the Company has financed its capital expenditures, acquisitions, working capital requirements and operating losses principally through the exchange or sale of securities and borrowings under the Tomen Facility (as hereinafter defined). The Company has financed, and expects to continue to finance, the development, construction and initial operating losses of its networks on a project by project basis, generally through separately capitalized operating subsidiaries.

         In October 1994, the Company and a subsidiary of Tomen Corporation ("Tomen") entered into agreements (the "Tomen Facility") pursuant to which Tomen agreed to make available up to a total of $100.0 million of financing for competitive access network construction and development. Tomen has a right of first refusal to evaluate on a project by project basis and finance each network project up to the limit of such facility. The Company has received approvals for approximately $45.0 million of debt financing under the Tomen Facility for its network projects in Southern California, Tucson, Arizona and Albuquerque, New Mexico, with respect to which approximately $17.5 million of indebtedness is currently outstanding. An additional $38.3 million of financing proposals has been submitted for approval.

         At March 31, 1996, the Company had cash and cash equivalents of $141,875,948, compared to $7,396,017 at March 31, 1995. The Company continues to invest substantial sums of capital for the development and construction of telecommunications networks. The Company will be dependent on additional capital to fund its growth, as well as to fund continued losses from operations. Management believes that its cash resources, together with borrowings expected to be approved under the Tomen Facility and other financing arrangements, such as vendor financing and capital leases, will provide sufficient funds for the Company to expand its business as planned and to fund its operating expenses until at least September 1997, at which time the Company will require significant additional funds. In the event that the Company's plans or assumptions change or prove to be inaccurate, or its cash resources, together with borrowings under the Tomen Facility and other financing arrangements prove to be insufficient to fund the Company's growth and operations, or if financing under the Tomen Facility or such other financing is not available or if the Company successfully consummates any acquisitions, the Company may be required to seek additional sources of capital sooner than currently anticipated. Additional sources of capital may include public and private equity and debt financings by the Company, sales of non-strategic assets and other financing arrangements. There can be no assurance that the Tomen Facility or such additional financing will be available to the Company or, if available, that it can be concluded on terms acceptable to the Company. Failure to obtain such financing would result in the delay or abandonment of some or all of the Company's development and expansion plans and expenditures or the sale of the Company's interest in one or more networks, which could have a material adverse effect on the Company's business.

         The Company's ability to declare or pay cash dividends, if any, is dependent upon the ability of the Company's present and future subsidiaries to declare and pay dividends or otherwise transfer funds to the Company, because the Company conducts its operations entirely through subsidiaries. Pursuant to a credit agreement under the Tomen Facility, the Company's subsidiary that owns and operates the San Bernardino and Ontario competitive access networks may not pay any dividends or make any distributions on its capital stock to its shareholders. Subsequent network financings under the Tomen Facility are expected to include similar prohibitions.

SCHEDULE D
GST USA, INC. (A)
CONSOLIDATED BALANCE SHEET
MARCH 31, 1996 AND 1995
(UNAUDITED)
(STATED IN U.S. DOLLARS)

ASSETS                                                                                         1996                        1995
Current Assets                                                                            $ 131,496,394               $   9,138,634

Long Term Assets                                                                          $  89,558,110               $  27,381,747

                                                                                          -----------------------------------------
     TOTAL ASSETS                                                                         $ 221,054,504               $  36,520,381
                                                                                          =========================================

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities                                                                       $  13,353,806               $   5,389,500

Long Term Liabilities                                                                     $ 184,544,960               $   8,635,459

Minority Interest                                                                         $   3,040,160               $   3,512,124

                                                                                          -----------------------------------------
     Total Liabilities                                                                    $ 200,938,926               $  17,537,083
                                                                                          -----------------------------------------

Share Capital                                                                             $  48,559,591               $  20,699,656

Accumulated Deficit                                                                       $ (28,444,013)              $  (1,716,358)

                                                                                          -----------------------------------------
     Total Shareholders' Equity                                                           $  20,115,578               $  18,983,298
                                                                                          -----------------------------------------

                                                                                          -----------------------------------------
     TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                           $ 221,054,504               $  36,520,381
                                                                                          =========================================

(A) GST USA, Inc. ("GUS") is a wholly-owned subsidiary of the Company. The summarized financial information of GUS is for the six months ended March 31, 1996 and the comparable 1995 period. The total outstanding indebtedness of GUS includes its senior discount notes with an accreted value of $166.3 million as of March 31, 1996, which the Company fully and unconditionally has guaranteed. Separate financial statements and other disclosures concerning GUS are not presented because management has determined that they would not be material to investors.

SCHEDULE D
GST USA, INC.
CONSOLIDATED INCOME STATEMENT
FOR THE PERIOD ENDED MARCH 31, 1996 AND 1995
(UNAUDITED)
(STATED IN U.S. DOLLARS)

                                                                                               1996                         1995
Sales                                                                                      $ 14,866,977                $  5,187,378

Cost of Goods Sold                                                                         $ 13,393,490                $  2,971,334
                                                                                           ----------------------------------------

Gross Margin                                                                               $  1,473,487                $  2,216,044
                                                                                           ----------------------------------------

Operating Expenses                                                                         $ 11,651,728                $  4,159,006

                                                                                           ----------------------------------------
     Operating Loss                                                                        $(10,178,241)               $ (1,942,962)
                                                                                           ----------------------------------------

Other Expenses                                                                             $  8,818,145                $    260,691

                                                                                           ----------------------------------------
     Operating Loss before Income taxes
          and Minority Interest                                                            $(18,996,386)               $ (2,203,653)
                                                                                           ----------------------------------------

Income Taxes                                                                               $       --                  $    (37,779)

                                                                                           ----------------------------------------
     Operating Loss before Minority Interest                                               $(18,996,386)               $ (2,165,874)
                                                                                           ----------------------------------------

Minority Interest                                                                          $    239,028                $    689,005

                                                                                           ----------------------------------------
     Net Loss                                                                              $(18,757,358)               $ (1,476,869)
                                                                                           ========================================

     Deficit, Beginning of period                                                          $ (9,686,655)               $   (239,489)

                                                                                           ----------------------------------------
     Deficit, End of period                                                                $(28,444,013)               $ (1,716,358)
                                                                                           ========================================

SCHEDULE D
GST USA, INC.
CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION
FOR THE SIX MONTHS ENDED MARCH 31, 1996 AND 1995
(UNAUDITED)
(STATED IN U.S. DOLLARS)

                                                                                               1996                        1995

Operations:
Loss for the Period                                                                        $ (18,757,358)             $  (1,476,869)

     Items not involving cash                                                              $  10,149,796              $     340,891

     Changes in Working Capital                                                            $  (3,185,514)             $   6,288,009

                                                                                           ----------------------------------------
Cash provided by (used in) operations                                                      $ (11,793,076)             $   5,152,031
                                                                                           ----------------------------------------

                                                                                           ----------------------------------------
Cash provided by (used in) investing activities                                            $ (23,467,534)             $ (16,676,363)
                                                                                           ----------------------------------------

                                                                                           ----------------------------------------
Cash provided by (used in) financing activities                                            $ 152,751,982              $  14,945,454
                                                                                           ----------------------------------------

Increase (decrease) in cash and cash equiavlents                                           $ 117,491,372              $   3,421,122

Cash and cash equivalents, beginning of period                                             $   3,893,676              $   1,309,788

                                                                                           ----------------------------------------
Cash and cash equivalents, end of period                                                   $ 121,385,048              $   4,730,910
                                                                                           ========================================

SCHEDULE E
GST TELECOMMUNICATIONS, INC.
Reconciliation between Generally Accepted Accounting
Principles in Canada and in the United States

     These financial statements have been prepared by management in accordance with generally accepted accounting principles in Canada. Except for the loss per share calculation, these financial statements also conform in all material respects, with those accounting principles that are generally accepted in the United States. For U.S. GAAP purposes, loss per share is $1.13 and $0.17 for the six months ended March 31, 1996 and 1995 respectively.

INCORPORATION BY REFERENCE

                  This Form 6-K is incorporated by reference into the Registrant's Registration Statements on Form F-3 (Registration
No. 33-95324, 33-97096 and 333-1538) and Registration Statement on Form S-8 (Registration No. 33-94072).

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                              GST Telecommunications, Inc.
                              ----------------------------
                              (Registrant)



Date:  May 13, 1996            By    /s/ Robert H. Hanson
                               --------------------------
                               Robert H. Hanson
                               Senior Vice President